UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

2015 Third Quarter Preliminary Operating Results

On October 22, 2015, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2015. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary operating results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2015	2Q 2015	% Change Increase (Decrease) (Q to Q)	3Q 2014*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	6,971,077	5,402,522	29.03%	5,173,469	34.75%
	Cumulative	17,623,969	10,652,892	—	15,867,557	11.07%
Net operating profit	Specified Quarter	541,339	397,893	36.05%	584,272	-7.35%
	Cumulative	1,475,125	933,786	—	1,593,405	-7.42%
Profit before income tax	Specified Quarter	558,701	434,973	28.44%	585,456	-4.57%
	Cumulative	1,735,393	1,176,692	—	1,609,211	7.84%
Profit for the period	Specified Quarter	416,551	346,421	20.24%	449,928	-7.42%
	Cumulative	1,376,127	959,576	—	1,208,091	13.91%
Profit attributable to shareholders of the parent company	Specified Quarter	407,115	339,634	19.87%	446,294	-8.78%
	Cumulative	1,351,714	944,599	—	1,197,747	12.85%

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary operating results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2015	2Q 2015	% Change Increase (Decrease) (Q to Q)	3Q 2014*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	5,164,723	4,093,851	26.16%	3,845,388	34.31%
	Cumulative	13,098,804	7,934,081	—	12,022,940	8.95%
Net operating profit	Specified Quarter	297,238	302,447	-1.72%	435,714	-31.78%
	Cumulative	946,934	649,696	—	1,101,621	-14.04%
Profit before income tax	Specified Quarter	312,266	318,610	-1.99%	444,092	-29.68%
	Cumulative	1,185,477	873,211	—	1,153,576	2.77%
Profit for the period	Specified Quarter	233,615	253,997	-8.02%	348,652	-32.99%
	Cumulative	963,804	730,189	—	881,062	9.39%
Profit attributable to shareholders of the parent company	Specified Quarter	233,615	253,997	-8.02%	348,652	-32.99%
	Cumulative	963,804	730,189	—	881,062	9.39%

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary operating results of KB Kookmin Card Co., Ltd. (Consolidated)

(Won in millions, %)		3Q 2015	2Q 2015	% Change Increase (Decrease) (Q to Q)	3Q 2014	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	765,881	733,347	4.44%	727,920	5.21%
	Cumulative	2,241,327	1,475,446	—	2,137,654	4.85%
Net operating profit	Specified Quarter	152,754	91,380	67.16%	112,527	35.75%
	Cumulative	373,566	220,812	—	361,235	3.41%
Profit before income tax	Specified Quarter	152,762	91,224	67.46%	112,021	36.37%
	Cumulative	372,905	220,143	—	359,914	3.61%
Profit for the period	Specified Quarter	116,061	70,711	64.13%	85,026	36.50%
	Cumulative	284,859	168,798	—	274,461	3.79%
Profit attributable to shareholders of the parent company	Specified Quarter	116,061	70,711	64.13%	85,026	36.50%
	Cumulative	284,859	168,798	—	274,461	3.79%

*	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 22, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang

	Title:	Deputy President